FOIA Confidential Treatment Requested By
F5. Networks, Inc.
CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH [***].
January 20, 2010
Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, DC 20549
Re:	F5 Networks, Inc. Form 10-K for fiscal year ended September 30, 2009 (the “2009 Form 10-K”) Filed November 20, 2009 File No. 000-26041
Dear Mr. Gilmore:
          This letter is submitted on behalf of F5 Networks, Inc. (the “Company” or “F5”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in your letter dated December 31, 2009 with respect to the above referenced filing. For ease of reference, the Staff’s comment is set forth below in bold italics and F5’s response thereto immediately thereafter.
Form 10-K for the Fiscal Year Ended September 30, 2009
General
1.	You state on pages 11, 30, and 78 that you sell your products in the Middle East, and Africa, references generally understood to encompass Iran, Syria, and Sudan. We are also aware of a November 2009 news report that Arab National Bank, which offers remittance services to Sudan, has integrated your application delivery controllers into its core banking system. Iran, Syria, and Sudan are countries that are identified by the State Department as state

F5-001

FOIA Confidential Treatment Requested By
F5. Networks, Inc.
sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Syria, and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, and Sudan, if any, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements. Your response should describe any products, technology, software, or services that you have provided into Iran, Syria, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.
Response:
          We respectfully advise the Staff that it is the policy of F5 not to ship any products to Iran, Syria or Sudan (the “Embargoed Countries”). We have not and do not conduct business with persons or entities in, or governments of, the Embargoed Countries and do not anticipate doing so in the future.
          F5’s Distribution and Reseller Agreements include provisions which require the distributor or reseller, as applicable, to comply with the U.S. Export Administration Act, the Export Control Act, all regulations promulgated under such Acts, and all other U.S. government regulations relating to the export of technical data and equipment and related products. Similarly, F5’s End User License Agreement which accompanies each of F5’s software products requires the licensee to comply with these same regulations, as well as any applicable local laws and regulations regarding the importation or exportation of software.
          As part of F5’s commitment to compliance with U.S. export control laws and regulations, we employ additional procedures designed to ensure that we do not provide our products, technology, software or other services to Embargoed Countries. For example, our customer relationship management system includes processes and oversight designed to prohibit any sales to Embargoed Countries and software downloads are checked against sanctioned party lists. Export compliance resources are available to all F5 employees and are posted on F5’s internal company intranet site and sales training intranet site. Also, as described in F5’s Code of Business Conduct and Ethics (the “Code”) which is available online at http://www.f5.com/pdf/f5/code-of-ethics-2004.pdf, it is F5’s policy to comply with all applicable laws in the jurisdictions where we operate and all F5 employees and other representatives, including consultants, are required to be familiar with and comply with the Code.
Confidential Treatment Request
          The Staff has requested information regarding our methodology for establishing vendor-specific objective evidence (“VSOE”) for each element in our multiple element arrangements. F5 is providing this information in the following section of this letter. F5’s response includes confidential and proprietary PCS renewal percentages in the table

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FOIA Confidential Treatment Requested By
F5. Networks, Inc.
at page F5-004 below, the public disclosure of which would cause substantial harm to F5’s competitive position (the “Confidential Information”). Because of the sensitive nature of the Confidential Information, this submission is accompanied by a request for confidential treatment for the Confidential Information. F5 is requesting confidential treatment for the Confidential Information in connection with the Freedom of Information Act (“FOIA”) and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request.
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 55
2.	Your disclosures indicate that revenue from multiple element arrangements is allocated to each element based on their respective fair values as determined when the individual elements are sold separately (based on the type of customer and region in which the package is sold). Please describe your methodology for establishing vendor-specific objective evidence (“VSOE”) for each element in your multiple element arrangements. With respect to PCS, if VSOE is based on stated renewal rates then please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Alternatively, if VSOE of PCS is based on stand-alone sales, then provide the volume and range of stand alone sales used to establish VSOE.
Response:
          F5 establishes vendor-specific objective evidence (“VSOE”) for its products, training services and post contract support (“PCS”) based on the sales price charged for each element when sold separately. The sales price is discounted from the applicable list price based on various factors including the type of customer, volume of sales, geographic region and program level. F5’s list prices are generally not fair value as discounts may be given based on the factors enumerated above.
          F5 uses historical sales transactions to establish VSOE of fair value for consulting services. Accordingly, F5 believes that the fair value of its consulting services is represented by the billable consulting rate per hour, based on the rates F5 charges customers when they purchase standalone consulting services. F5’s consulting rates for fiscal year 2009 were between $270.00 per hour and $290.00 per hour. The price of consulting services is not based on the type of customer, volume of sales, geographic region or program level.

F5-003

FOIA Confidential Treatment Requested By
F5. Networks, Inc.
          F5 uses prior sales transactions to determine whether VSOE can be established. In most instances, VSOE of fair value is the sales price of actual standalone (unbundled) transactions within the past 12 month period that are priced within a reasonable range, which F5 has determined to be plus or minus 15% of the median sales price of each respective price list. If multiple elements are sold together and F5 is unable to determine VSOE for all elements of the transaction, the ‘residual method’ is applied in accordance with ASC 985-605-25-10 as long as VSOE can be established for all undelivered elements within the transaction, which is normally PCS and other services. For the year ending September 30, 2009, approximately 54% of F5’s total (bundled) sales with multiple elements had revenue allocated utilizing the residual method and approximately 46% utilizing the fair value method.
          VSOE of PCS is based on standalone sales. F5 does not provide stated renewal rates to its customers, therefore a range of renewal rates and a percentage of customers that actually renew at such rate is not applicable. In accordance with F5’s PCS pricing practice (supported by standalone renewal sales), renewal contracts are priced as a percentage of the undiscounted product list price. The PCS renewal percentages may vary, depending on the type and length of PCS purchased. F5 offers standard and premium PCS, and the term generally ranges from one to three years. F5 employs a bell-shaped-curve approach in evaluating VSOE of fair value of the Company’s PCS. Under this approach, F5 considers VSOE of the fair value of the Company’s PCS to exist when a substantial majority of F5’s standalone PCS sales fall within a narrow range of pricing. As of the date of F5’s most recent analysis, approximately 75% of F5’s standalone PCS transactions fall within a range of plus or minus 15% from the median sales price of each respective price list, and as such F5 believes VSOE of our PCS exists.
          The Company offers renewal percentage rates based on the type of customer, volume of sales, geographic region and program level. The renewal percentage rate, less any additional discount that may be offered, represents the Company’s PCS renewal price when sold on a standalone basis. The following table sets forth the range of standard and premium PCS renewal percentages, by geographic region for the year ending September 30, 2009:

	Standard		Premium
North America	*	**	*	**
APAC	*	**	*	**
EMEA	*	**	*	**
Japan	*	**	*	**
          F5 has established and regularly validates the VSOE of fair value for elements in its multiple element arrangements. F5 reviews its VSOE of fair value as frequently as required by changes in market conditions and/or pricing strategy, and at least on a quarterly basis. F5’s management believes that this methodology for establishing VSOE of fair value in multiple element arrangements is consistent with the guidance in FASB ASC 985-605-25.
          F5 acknowledges that:

F5-004

FOIA Confidential Treatment Requested By
F5. Networks, Inc.
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          F5 appreciates your consideration of its response. Please contact me if you have any questions or require any additional information. My direct line is 206-272-6472 and my email is j.christianson@f5.com.

Sincerely,
/s/ Jeffrey A. Christianson
Jeffrey A. Christianson
Sr. Vice President and General Counsel

cc:	Christine Davis, Assistant Chief Accountant, U.S. Securities & Exchange Commission John McAdam, F5 Networks, Inc. John E. Rodriguez, F5 Networks, Inc. Greg Davis, F5 Networks, Inc.

F5-005